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PRESS RELEASE


CONTACTS:
PIERRE BENAICH
PUBLICIS GROUPE SA
+33 1 4443 7000



              PUBLICIS GROUPE SA AND CORDIANT COMMUNICATIONS GROUP
                PLC ANNOUNCE CLOSING OF MERGER IN MEDIA BUSINESS



PARIS, FRANCE, OCTOBER 1, 2001 -- Pursuant to their agreement concluded on July 19 this year and the related schedule, Publicis Groupe SA and Cordiant Communications Group plc have finalized the merger of their media purchasing and consultancy subsidiaries Optimedia and Zenithmedia.

A jointly-owned company incorporated in the UK, in which Publicis holds a 75% interest and Cordiant the remaining 25%, now owns all Optimedia and Zenithmedia shares.

The tie-up creates the world's third largest player(1) in media buying, a rapidly changing sector where size is crucial. The new group will handle media buying worth $20 billion a year. The two brands will continue to operate independently.

OPTIMEDIA is present in 33 countries with a staff of 1,100 serving prestigious clients including, among others: Sanofi-Synthelabo, Nestle/Perrier, British Airways, ECB (Euro), Hewlett-Packard, L'Oreal, Whirlpool, Siemens, Palm,
SC Johnson,...

ZENITHMEDIA is present in 45 countries with 2,000 staff members providing consultancy services in media purchasing and research for major international companies such as Exxon Mobil, HSBC, Toyota/Lexus, United Airlines, Procter & Gamble, Mars, Seiko, Sony, Toshiba, Pharmacia...

Their merger through a common holding company opens the way for significant synergies and will generate major benefits for all concerned.



-------------------------
(1)  Source:  Advertising Age, 23 July 2001


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o  CLIENTS will be able to maintain existing relationships with independent entities while at the same time benefiting from the added buying clout of a larger business, as well as from access to more extensive databases.

o STAFF MEMBERS have an added guarantee, considering the special place of media in the business of the two shareholders, Publicis Groupe SA and Cordiant Communications Group.

o MEDIA BUSINESSES will be able to build closer partnerships with a powerful international group, offering worldwide reach, large business volumes and recognized professional expertise backed by Publicis Groupe SA and Cordiant Communications Group.

o SHAREHOLDERS can look forward to maximized value creation in media purchasing and consulting, reflecting the benefits of synergies in the fields of research and administration as well as potential for rises in market share.


MAURICE LEVY, Chairman of the Management Board of Publicis Groupe SA, commented "Despite difficult and unsettled conditions, Publicis has been able to maintain its targets. With this major new alliance, it has achieved a high value-added transaction benefiting clients, staff and shareholders alike."


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